COMMUNICATION PLAN Filed by Heritage Financial Corporation (Commission File No.: 000-29480) Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 The following are letters that were posted on the Intranet page of Kitsap Bank on September 26, 2025.

4067174.v2 COMMUNICATION PLAN Employment Status Email From: Leigh Hagen on behalf of Kitsap Bank Administration Dear <employee first name>, We are pleased to officially welcome the Kitsap Bank team to Heritage Bank. We’re excited to get to know you and look forward to the many opportunities ahead as we bring our teams together. To support a smooth and respectful integration, we have initially designated employees into one of two groups: "ongoing" or "in transition." Your status:  Current: [Insert: Ongoing / In Transition]  [Leader Name] from Heritage Bank, along with members of their team, will be meeting with you in the coming weeks. Status overview:  Ongoing: If you are designated as ongoing, we hope you will continue in your current role with Heritage Bank following the Change in Control (CIC). You should expect change, for example (but not limited to): as part of the integration process, we will align job titles and job descriptions to match similar roles at Heritage Bank. Any changes will be communicated to you as promptly as possible.  In Transition: If you are designated as In Transition, it means we have not yet identified an ongoing role for you in the combined organization following CIC. In the coming weeks, leaders from Heritage Bank will be meeting with transition employees to explore potential opportunities. By the end of October, we will confirm each transition employee’s status. This may include: o An offer for ongoing employment with Heritage Bank, or o A notification of your estimated exit date and support for a thoughtful transition which includes severance and retention bonus opportunities as well as outplacement assistance.  This is contingent on confirmation of system conversion timeframes; in some cases, anticipated exit dates may not be communicated until closer to change in control.  More information can be found in the Employee Q &A and Transition Employee Q&A. For now, it’s business as usual at Kitsap Bank, and that will continue to be the case until we close the transaction (currently estimated to take place in late January with a systems conversion to follow in Q3 2026). We want to express our sincere appreciation to all employees for your professionalism, patience, and continued dedication. We are committed to approaching this process in a timely manner with

4067174.v2 COMMUNICATION PLAN fairness, clarity, and respect for everyone involved. For additional information, please contact Marilyn Hoppen, Kitsap Bank SVP/Human Resources Director. Warm regards, Bryan McDonald President and Chief Executive Officer, Heritage Bank

GENERAL EMPLOYMENT RELATED Q&A Kitsap Bank remains your employer until the Change in Control (CIC) occurs. The anticipated date of the CIC is late January 2026. This Q&A is provided to answer some questions you may have when learning about the merger. Most responses are assumed to be applicable as of or immediately after CIC. What will happen with my job? Generally, most Kitsap Bank employees in customer facing roles will be offered ongoing employment with Heritage Bank after CIC, while Kitsap Bank employees in support, operations or administrative departments may be designated as “In Transition”. A portion of the Kitsap Bank employees originally designated as “In Transition” will be offered ongoing employment following further consideration. For more information about Transitional employment, please refer to the Transitional Employee Q&A. What changes should I expect to my job? Those staying beyond CIC will move to a Heritage Bank job title, pay grade, exempt/non-exempt status, incentive or bonus plan, benefits and payroll system. Most of this mapping should be completed by the CIC date, or soon after. You will receive periodic updates on the status of this process, as well as any instructions to complete onboarding and certain enrollments. Will I get credit for my years of service with Kitsap Bank? Yes, Heritage Bank will credit years of service based on your most recent hire date with Kitsap Bank to establish tenure with Heritage. Will my branch be closed due to this merger? There are a few Kitsap Bank and Heritage Bank offices relatively close together and we plan to merge some of these locations in 2026 or later. This includes offices in Gig Harbor, Tacoma and Bellevue. We will update the impacted employees when more information is available. How will I be paid at Heritage Bank? Like Kitsap Bank, Heritage Bank follows a semi-monthly payroll schedule, with pay days on the 15th and 30th of the month. If a scheduled pay day falls on a Saturday, Sunday or bank-observed holiday, you will be paid on the preceding regular workday. You are required to have your semi-monthly earnings directly deposited to a financial institution of your choice. What payroll system does Heritage Bank use? Heritage Bank and Kitsap Bank use the same payroll system, ADP WorkforceNow. This means that you will have access to your earnings statements, W-2, timecards, and many other employee self- serve features through the same system you use today, although you will need to register a new account under Heritage Bank’s company ID. The look and feel may be a little different and we’ll communicate any highlights to be aware of as we get closer to CIC.

GENERAL EMPLOYMENT RELATED Q&A What will happen to my current medical, dental and vision plans? At minimum, you will continue with your Kitsap Bank health benefit offerings through the last day of the month in which CIC occurs. Based on what we know today, we hope to transition Kitsap Bank employees to the Heritage Bank plans following CIC, potentially as early as February 1, 2026. We will provide more information in the next few weeks and well in advance of CIC. Does Heritage Bank have a retirement plan? Heritage Bank offers a 401(k) plan with a 50% match up to the first 6% of employee contributions. Employees may participate upon attainment of age 18. There is no delayed vesting. You are always 100% vested in your own and any employer contributions. Kitsap Bank employees will be eligible to participate in the 401(k) immediately following CIC. As CIC approaches, we will communicate more about enrolling in the Heritage Bank plan. The Heritage Bank 401(k) has online account access and enrollment, and offers a diverse array of investment options, managed portfolio strategies, and target date funds. What happens to my Kitsap Bank 401(k) balance after the merger? The Kitsap Bank 401(k) plan will terminate at CIC. All employer contributions will automatically vest upon CIC. Following the closure of the plan and the final accounting of plan assets, you will receive communication from your current plan explaining your options regarding distribution or transfer of your account balance. Active employees may elect to rollover their 401(k) balance to a Heritage Bank 401(k) account. We will provide information about how to do this once the final accounting of plan assets is complete and the funds are available for distribution. Will I continue to accrue at my current vacation rate? Yes, Heritage Bank will honor your current annual vacation benefit, or you will be moved to the Heritage Bank accrual rates, whichever is most beneficial to you. Part-time employees working more than 20 hours per week are eligible to accrue vacation on a pro-rata basis according to your approved weekly hours worked. Any accrued, but unused Kitsap Bank vacation balance at CIC will be credited to your Heritage Bank vacation balance. Does Heritage Bank offer paid sick leave? Yes, full-time Heritage Bank employees accrue 8 hours of sick leave each month, for a total of 12 days of earned sick leave per year. Part-time employees accrue sick leave on a pro-rata basis, according to your average weekly hours worked, but no less than is mandated by the State of Washington. Your accrued, but unused Kitsap Bank sick leave balance at CIC will be credited to your Heritage Bank sick leave balance.

GENERAL EMPLOYMENT RELATED Q&A How many days does Heritage Bank offer for paid holidays? Heritage Bank closes for the same federal holidays as Kitsap Bank, and all part- and full-time employees will receive holiday pay for the number of hours they would have been scheduled to work that day. We will publish a Holiday schedule for 2026 in Q4-2025. In addition, full-time employees also receive one floating holiday (you may refer to these as “personal days” at Kitsap Bank) per calendar year. Floating holidays do not carry over and must be used during the calendar year in which they are granted. Does Heritage Bank offer paid time to volunteer during work hours? Heritage Bank closes early one afternoon each year for our official Heritage Volunteers Day. Our most recent Volunteer Day was 9/10/25. You will learn more about how this works in the future. Additionally, full-time employees receive 16 hours of paid time off each year to volunteer at an organization of their choice during work hours. Does Heritage Bank offer remote work arrangements? Heritage Bank prefers that employees work primarily from a bank location on a full-time basis. In some departments, hybrid schedules (part in office/part remote) are available. For hybrid schedules, we generally ask that employees work in the office a minimum of 3 days per week. Between now and CIC, you will have an opportunity to discuss your go-forward remote work arrangements with divisional leadership at Heritage Bank. Unless you prefer, or it is requested, it is not necessary to alter your existing arrangements at this time. Who should I reach out to with questions? We encourage you to reach out to your manager with questions. Some questions may require time to research. The HR teams at both banks will be working together on the transition. Please reach out to your Kitsap Bank HR team if you require support or have employment-related questions or concerns. Important Disclosures: This document is not an employment contract. Nothing contained in this document alters the at- will nature of employment as is explained in the Heritage Bank Employee Policies. Employment is for no specified time and may be terminated by Heritage Bank or the employee, at any time, with or without cause. All employee benefits and compensation/incentive plans are subject to periodic review or cancellation as required by regulation, law and/or at the discretion of management. If there is any conflict between the terms of this document and the policies in the Employee Handbook, those Handbook policies shall control.

TRANSITIONAL EMPLOYEE Q&A Kitsap Bank remains your employer until the Change in Control (CIC) occurs. The anticipated date of the CIC is late January 2026. This Q&A is provided to answer some initial questions you may have as we prepare for CIC. What does it mean to be in “transition”: If you have been designated as an “In Transition” employee, it means that Heritage Bank has not yet identified an ongoing position for you once the banks are fully integrated. Employees initially designated as transitional may eventually be offered ongoing employment, while others may not. If you are not offered, or do not accept, an offer of employment, we are asking you to remain with us in your current role until such time as your department or system is fully integrated with Heritage Bank. For many, this may be after the core system integration which is anticipated to occur sometime in late Q3-2026. For some administrative employees, integration of these departments may occur earlier. We will keep you informed as integration planning moves forward. What payments am I eligible for if I am not offered ongoing employment? Provided you remain employed through the date Heritage Bank asks you to stay, and execute a Transition and Separation and Release Agreement, you will be eligible for severance and a retention bonus payment. Severance: Payment equivalent to one week of base pay for each completed year of service at your employment end date, from your most recent hire date with Kitsap Bank, to a maximum of 26 weeks. A minimum of 5 weeks of severance will be paid for service of less than 5 years. Retention Bonus: In addition to severance, you will be eligible for a retention bonus which is calculated as follows: 20% of monthly base pay multiplied by the number of months you work for Heritage between CIC and your termination date. For calculation purposes, employees will receive credit for any month in which they work at least one day. When is the severance and retention bonus paid? Both payments are paid in a lump sum via direct deposit, less all legally required withholdings and any applicable deductions, on the next scheduled payroll within 30 days following your employment termination date. This is provided you have signed, and not subsequently revoked, the Release Agreement. Will my pay rate change during the transition period? You will receive your annual salary review as scheduled on either 10/3/25 (non-exempt employees) or 1/1/26 (exempt employees), provided you are eligible as per Kitsap Bank’s established process. After that, your base pay rate (or hourly equivalent) will remain unchanged through your transition period. This is the rate upon which your severance will be calculated. We will conduct a review to determine if your transitional role will be classified as exempt or non-exempt, and your pay cycle

TRANSITIONAL EMPLOYEE Q&A may change (i.e. from salary to hourly) to ensure compliance with state and federal wage/hour regulations. Am I eligible for insurance and 401(k) benefits as a transitional employee? You will be eligible to participate in medical, dental and vision insurance after CIC and through the end of the month following your termination date, subject to the terms, costs and conditions in place at the time You will be eligible for COBRA continuation coverage following termination. You will be eligible to defer income into the Heritage Financial Corporation 401(k) plan from CIC through your termination date, subject to the existing terms, costs and conditions. Heritage Bank matches 50% of employee contributions of the first 6% you defer. Both your contributions and the company’s match are fully vested immediately. Am I eligible for paid time off benefits as a transitional employee? You will accrue paid sick leave and vacation benefits during the transition period. Unused sick leave is not payable upon termination. Accrued, unused vacation will be payable upon termination of employment, including any vacation balance carried over from Kitsap Bank. Holiday pay based on your regular scheduled hours, not to exceed 8 hours, will be provided for any day which the Bank is closed in observance of a national or state holiday during the transition period. Your accrued but unused vacation, floating holidays (“personal days”), and sick leave balances with Kitsap Bank at the time of CIC will be carried over to Heritage Bank. How will I know what my scheduled last day is? Over the next few weeks, management at Kitsap Bank and Heritage Bank will be working to confirm a long-term plan for the integration. We appreciate your patience during this time. Once estimated system conversion dates have been identified, you will be notified of the expected end date of your employment. This date will be an estimate, and it may change. If it changes, Heritage Bank will provide at least 30 days’ notice (or pay in lieu of notice or pay through your original termination date, whichever is shorter). What happens if I apply for and accept an open position at Heritage Bank? Within the first 30 days following the announcement, some transition employees will be offered ongoing employment (after meetings with Heritage leadership). If you remain in transition after 30 days, we encourage you to apply for open positions that match your skills and interest as they become available. Prior to the change in control, you can review and apply for open positions at https://careers.heritagebanknw.com. While you may apply before change in control, you must remain employed with Kitsap Bank through closing to preserve your protections under the Merger

TRANSITIONAL EMPLOYEE Q&A Agreement. If you receive an offer, we will coordinate with your hiring and current manager to determine next steps. Following the change in control, you can apply for open positions via ADP’s internal career center. When applying, be sure to identify yourself as a transitional employee, as you will receive preference for any posted jobs. If you secure employment with Heritage during the transition period, you will receive a partial retention bonus based on the period between the Effective Date (i.e. change in control) and the date you begin your new position with Heritage. You will not be eligible for severance pay. In the event that your employment ends and you receive severance pay, and then are rehired for an ongoing position with Heritage Bank within the number of weeks covered by your severance pay, you will be permitted to keep the portion of your severance pay that covers the weeks between your termination date and your rehire date Any severance received for weeks beyond that period would be adjusted so that your pay aligns fairly with your time away from the bank. What happens if I resign my position at Kitsap Bank prior to CIC? If you resign your position from Kitsap Bank prior to the CIC date, you would not be eligible for any benefits or severance or retention payments offered by Heritage Bank. If you resign your position from Kitsap Bank after CIC, but before the date we’ve asked you to stay through, you will not be eligible for a severance or a retention bonus. What is expected of me? Your job responsibilities in your transitional role include, but are not limited to, tasks that you performed prior to the merger, assisting with post-merger integration, assisting Heritage Bank with systems, data and product conversions as well as other duties as assigned. During your transition period, you will be an active employee and expected to continue performing your assigned duties and meet standard performance expectations. If you fail to perform in a satisfactory manner you may be terminated for cause and you will not be eligible for the severance pay or retention bonuses. Will I receive outplacement support or assistance if I am terminated? Heritage Bank will make available outplacement assistance to transition employees by engaging a vendor on your behalf to assist with things such as preparation of a resumé and guidance on preparing for interviews. This service will be available for a period of two months following your initial engagement with the service. More information will be provided about this service in a future communication. Can I have time off to interview for other positions? We understand that obtaining an ongoing role is important to you and we want to support you in this process. As such, you should work with your manager to coordinate interview scheduling needs while minimizing, to the extent possible, disruption to your department’s staffing levels. We

TRANSITIONAL EMPLOYEE Q&A encourage you to apply for open Heritage Bank positions you are interested in and meet the requirements for. What is the release agreement and waiver I’ll be asked to sign? As part of our typical process when offering severance benefits, you will be provided with a Severance and Retention Agreement that addresses the benefits discussed above. The Severance and Retention Agreement must be signed by you and returned as outlined within the agreement. You will also be provided with a Release Agreement that you will be required to sign on or within 5 business days following your termination date. Payment of the severance pay is conditioned upon you signing the Release Agreement, returning it on or within 5 business days following the Termination Date and, if applicable, not subsequently revoking it. The Release Agreement includes certain post-employment obligations including non-solicitation, non-disparagement and confidentiality obligations. Who can I call for assistance with how I am feeling about all the changes? We understand that change can be difficult. We encourage you to utilize your current Employee Assistance Program provider, through First Choice Health. Your conversations are confidential. Additional information on the EAP program is available at www.FirstChoiceEAP.com or by calling 1- 800-777-4114. Important Disclosures: This document is not an employment contract. Nothing contained in this document alters the at- will nature of employment as is explained in the Heritage Bank Employee Policies. Employment is for no specified time and may be terminated by Heritage Bank or the employee, at any time, with or without cause. All employee benefits and compensation/incentive plans are subject to periodic review or cancellation as required by regulation, law and/or at the discretion of management. If there is any conflict between the terms of this document and the policies in the Employee Handbook, those Handbook policies shall control.

Cautionary Note Regarding Forward-Looking Statements This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of Heritage Financial Corporation (“Heritage”) and Olympic Bancorp, Inc. (the “Target”) and certain plans, expectations, goals, projections and benefits relating to the merger of the Target with and into Heritage (the “Merger”), all of which are subject to numerous assumptions, risks and uncertainties. These statements are often, but not always, identified by words such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” “annualized,” “target” and “outlook,” or the negative version of those words or other comparable words of a future or forward-looking nature. Examples of forward-looking statements include, among others, statements Heritage makes regarding the ability of Heritage and the Target to complete the transactions contemplated by the agreement and plan of merger (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the Merger, statements about the expected timing for completing the Merger, the potential effects of the proposed Merger on both Heritage and the Target, and the possibility of any termination of the Merger Agreement. Forward-looking statements are not historical facts but instead represent management’s current expectations and forecasts regarding future events, many of which are inherently uncertain and outside of management’s control. Actual results may differ, possibly materially, from those currently expected or projected in these forward-looking statements. In addition to factors disclosed in reports filed by Heritage with the SEC, risks and uncertainties for Heritage, the Target and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed Merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of the Target’s operations with those of Heritage will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed Merger; (4) changes to tax legislation and their potential effects on the accounting for the Merger; (5) the inability to complete the proposed Merger due to the failure of the Target’s shareholders to adopt the Merger Agreement, or the failure of Heritage’s shareholders to approve the issuance of Heritage’s common stock in connection with the Merger; (6) the failure to satisfy other conditions to completion of the proposed Merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed Merger to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed Merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed Merger on Heritage’s, the Target’s or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) the dilution caused by Heritage’s issuance of additional shares of Heritage’s common stock in connection with the Merger; and (13) changes in the global economy and financial market conditions and the business, results of operations and financial condition of Heritage, the Target and the combined company. Please refer to Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024, as well as Heritage’s other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements. Any forward-looking statement included in this report is based only on information currently available to management and speaks only as of the date on which it is made. Neither Heritage nor the Target undertakes any obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Additional Information and Where to Find It Heritage will file a registration statement on Form S-4 with the SEC in connection with the proposed Merger. The registration statement will include a joint proxy statement of Heritage and the Target that also constitutes a prospectus of Heritage, which will be sent to the shareholders of Heritage and the Target. Before making any voting decision, the shareholders of Heritage and the Target are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Heritage, the Target and the proposed transaction. When filed, this document and other documents relating to the Merger filed by Heritage can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Heritage’s website at hf-wa.com under the tab “Financials.” Alternatively, these documents, when available, can be obtained free of charge from Heritage upon written request to Heritage Financial Corporation, Attn: Investor Relations, 201 Fifth Avenue S.W., Olympia, Washington 98501 or by calling (360) 943-1550 or from the Target, upon written request to Olympic Bancorp, Inc., Attn: Corporate Secretary, P.O. Box 9, Port Orchard, Washington 98366. The contents of the website referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus. Participants in this Transaction This report does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Heritage, the Target, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Heritage and the Target in connection with the proposed Merger under SEC rules. Information about the directors and executive officers of Heritage and the Target will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. These documents (when available) may be obtained free of charge in the manner described above under “Additional Information and Where to Find It.” Security holders may obtain information regarding the names, affiliations and interests of Heritage’s directors and executive officers in the definitive proxy statement of Heritage relating to its 2025 Annual Meeting of Shareholders filed with the SEC on March 21, 2025 and in Heritage’s Annual Report on Form 10- K for the year ended December 31, 2024 filed with the SEC on February 27, 2025. To the extent the holdings of Heritage’s securities by Heritage’s directors and executive officers have changed since the amounts set forth in Heritage’s proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge in the manner described above under “Additional Information and Where to Find It.”